UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2019

Fundrise West Coast Opportunistic REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10568

Delaware	35-2546939
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2019. The consolidated financial statements included in this filing as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise West Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas (“MSAs”). We use substantially all of the net proceeds raised from our initial and subsequent offerings (the “Offering(s)”) to invest in such properties, and may also invest in commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations commenced on October 25, 2016. The use of the terms “Fundrise West Coast Opportunistic REIT,” the “Company,” “we,” “us” or “our” in this Semiannual Report refer to Fundrise West Coast Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

We are externally managed by Fundrise Advisors, LLC, (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular filed April 30, 2019 (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $50.0 million in our common shares in any rolling twelve-month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2019 and December 31, 2018, we had raised total gross offering proceeds of approximately $76.2 million and $58.0 million, respectively, from settled subscriptions (including the $100,000 received in private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 7,621,000 and 5,802,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2019, approximately 1,361,000 of our common shares remained available for sale under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time. Until December 31, 2017, the per share purchase price for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is subject to adjustment every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). Accordingly, the per share purchase price of our common shares has been $10.00 per share from inception through June 30, 2019. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a monthly basis, after observing a mandatory 60-day waiting period, for their investment in our shares.

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

On January 12, 2017 we paid out our first distribution to shareholders for the distribution period of November 1, 2016 through November 30, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from December 1, 2016 through October 1, 2019, as shown in the table below.

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)
11/01/16 – 11/30/16	0.0006849315		10/26/16	01/12/17	2.50%
12/01/16 – 12/31/16	0.0010958904		11/30/16	01/12/17	4.00%
01/01/17 – 03/31/17	0.0021917808		12/31/16	04/12/17	8.00%
04/01/17 – 06/30/17	0.0021917808		03/21/17	07/11/17	8.00%
07/01/17 – 09/30/17	0.0021917808		06/26/17	10/09/17	8.00%
10/01/17 – 12/31/17	0.0021917808		09/28/17	01/09/18	8.00%
01/01/18 – 01/31/18	0.0016438360		12/22/17	04/11/18	6.00%
02/01/18 – 02/28/18	0.0016438356		01/26/18	04/11/18	6.00%
03/01/18 – 03/31/18	0.0021917808		02/27/18	04/11/18	8.00%
04/01/18 – 04/30/18	0.0019178082		03/28/18	07/09/18	7.00%
05/01/18 – 05/31/18	0.0019178082		04/30/18	07/09/18	7.00%
06/01/18 – 06/30/18	0.0019863014		05/29/18	07/09/18	7.25%
07/01/18 – 07/31/18	0.0020547945		06/28/18	10/08/18	7.50%
08/01/18 – 08/31/18	0.0021917808		07/27/18	10/08/18	8.00%
09/01/18 – 09/30/18	0.0021917808		08/24/18	10/08/18	8.00%
10/01/18 – 10/31/18	0.0020547945		09/26/18	01/07/19	7.50%
11/01/18 – 11/30/18	0.0019178082		10/29/18	01/07/19	7.00%
12/01/18 – 12/31/18	0.0019178082		11/29/18	01/07/19	7.00%
01/01/19 – 01/31/19	0.0020547945		12/27/18	04/10/19	7.50%
02/01/19 – 02/28/19	0.0021917808		01/30/19	04/10/19	8.00%
03/01/19 – 03/31/19	0.0020547945		02/28/19	04/10/19	7.50%
04/01/19 – 04/30/19	0.0019178082		03/28/19	07/11/19	7.00%
05/01/19 – 05/31/19	0.0020547945		04/30/19	07/11/19	7.50%
06/01/19 – 06/30/19	0.0020547945		05/30/19	07/11/19	7.50%
07/01/19 – 07/31/19	0.0020547945		06/28/19	10/21/19	7.50%
08/01/19 – 08/31/19	0.0020547945		07/30/19	10/21/19	7.50%
09/01/19 – 10/01/19	0.0021232877		08/29/19	10/21/19	7.75%
Weighted Average	0.0020084250	(3)			7.33	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from November 1, 2016 through October 1, 2019.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

We have adopted a redemption plan whereby, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder may obtain liquidity as described in detail in our Offering Circular. However, our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2019, approximately 513,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our consolidated financial statements. See Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest income on our real estate debt investments. Additionally, we receive cash flow distributions from investments in equity method investees and rental income from residential rental properties. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On October 25, 2016, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $100,000 received in private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor). For the six months ended June 30, 2019 and 2018, we had total net income of approximately $2.1 million and $1.5 million, respectively, primarily attributable to interest income.

Revenue

Interest Income

For the six months ended June 30, 2019 and 2018, we earned interest income of approximately $2.3 million and $1.3 million, respectively, from our real estate debt investments. The increase in interest income is primarily attributable to the continuance of our Offering, and therefore having more capital to deploy in real estate debt investments that earn interest income.

Rental Income

For the six months ended June 30, 2019 and 2018, we earned rental income of approximately $15,000 and $0, respectively, from our residential rental properties. The increase in rental income is primarily due to the acquisition of two residential rental properties during the six months ended June 30, 2019.

Equity in Earnings (Losses)

For the six months ended June 30, 2019 and 2018, we earned equity in earnings (losses) of approximately $22,000 and $329,000 from our equity method investments, respectively. The decrease in equity in earnings is primarily attributable to a reduction in net income reported by our equity method investees.

Other Income

For the six months ended June 30, 2019 and 2018, we had other income of approximately $125,000 and $50,000, respectively, which was primarily from dividends earned on our money market investments.

Expenses

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2019 and 2018, we incurred asset management fees of approximately $252,000 and $142,000 from our investments, respectively. The increase in the amount of asset management fee is primarily attributable to an increase in capital raised through our offering.

General and Administrative

For the six months ended June 30, 2019 and 2018, we incurred general and administrative expenses of approximately $126,000 and $107,000, respectively, which includes auditing and professional fees, bank fees, organizational costs and other costs associated with operating our business.

Our Investments

As of June 30, 2019, we have entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2019. Note: the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Square One Parkman Senior Loan* (6)	Los Angeles, CA	Land	10/26/2016	10.0%	10/14/2017	$1,575,000	—	84.0%	Initial	Update
Square One Gramercy Senior Loan* (7)	Los Angeles, CA	Land	10/26/2016	10.0%	10/14/2017	$2,100,000	—	51.0%	Initial	N/A
Square One Mesa Senior Loan* (8)	San Pedro, CA	Land	10/26/2016	11.0%	10/14/2017	$1,300,000	—	64.0%	Initial	Update
Ark Douglas Senior Loan* (9)	Los Angeles, CA	Land	11/15/2016	9.0%	11/11/2017	$1,250,000	73.0%	74.0%	Initial	Update
Square One Larchmont Senior Loan* (10)	Los Angeles, CA	Land	02/14/2017	9.5%	02/14/2018	$2,805,000	52.0%	70.5%	Initial	Update 1 Update 2
Stradella Court Fletcher Senior Loan* (11)	Los Angeles, CA	Land	04/26/2017	9.2%	04/26/2018	$2,175,000	62.0%	45.0%	Initial	Update
Square One Homes Ave 56 Senior Loan* (12)	Los Angeles, CA	Land	05/10/2017	9.0%	05/10/2018	$3,125,000	61.0%	86.9%	Initial	Update
New Pointe Carlsbad Senior Loan* (13)	Carlsbad, CA	Land	05/11/2017	10.0%	11/11/2018	$3,050,000	63.0%	69.2%	Initial	Update
DB Builders Mar View 13 Senior Loan* (14)	Los Angeles, CA	Land	06/02/2017	9.0%	06/02/2018	$1,417,000	35.0%	43.0%	Initial	N/A
Haven Frogtown Senior Loan* (15)	Los Angeles, CA	Land	07/03/2017	9.0%	07/03/2018	$2,950,000	44.0%	69.0%	Initial	N/A
DB Builders Sixth Avenue Senior Loan* (16)	Phoenix, AZ	Land	08/24/2017	10.0%	02/24/2018	$1,700,000	51.0%	—	Initial	Update
DB Mar View Senior Loan*	Los Angeles, CA	Land	10/25/2017	9.5%	10/25/2019	$10,545,200	63.1%	82.0%	Initial	N/A
Peterberg Colfax Villas Senior Loan* (17)	Los Angeles, CA	Land	12/04/2017	11.0%	11/27/2018	$2,650,000	74.0%	79.0%	Initial	Update
Envision Delridge Five Senior Loan* (18)	Seattle, WA	Land	12/06/2017	12.0%	07/14/2018	$2,500,000	73.0%	87.0%	Initial	Update
LA Sunset II Senior Loan*	Los Angeles, CA	Multifamily	02/27/2018	9.7%	08/23/2019	$3,800,000	74.1%	72.7%	Initial	N/A
NextGen Homes Senior Loan*	Los Angeles, CA	Land	03/05/2018	9.5%	03/05/2020	$2,700,000	57.8%	85.0%	Initial	N/A
PB Colfax Villas Senior Loan*	Los Angeles, CA	Land	04/06/2018	10.9%	04/06/2020	$8,120,000	77.0%	85.0%	Initial	N/A
SBD Investment 7 Senior Loan*	Los Angeles, CA	Land	04/23/2018	9.5%	12/23/2019	$6,375,000	67.2%	77.1%	Initial	N/A
Point Martin Senior Loan*	Daly City, CA	Land	05/30/2018	10.0%	05/30/2020	$9,900,000	27.4%	67.4%	Initial	N/A
636 Juanita Senior Loan*	Los Angeles, CA	Land	10/10/2018	10.0%	10/10/2019	$2,000,000	71.4%	—	Initial	N/A
SOG Senior Loan*	Los Angeles, CA	Land	04/12/2019	9.9%	10/12/2020	$3,000,000	72.3%	—	Initial	N/A
SBD 10 Senior Loan*	San Pedro, CA	Land	06/04/2019	9.5%	06/04/2020	$3,500,000	85.7%	—	Initial	N/A

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller.

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On April 24, 2018, the Square One Parkman Senior Loan was paid off and is no longer outstanding.

(7)	On May 2, 2017, the Square One Gramercy Senior Loan was paid off and is no longer outstanding.

(8)	On May 25, 2017, the Square One Mesa Senior Loan was paid off and is no longer outstanding.

(9)	On November 11, 2017, the Ark Douglas Senior Loan was paid off and is no longer outstanding.

(10)	On November 16, 2018, the Square One Larchmont Senior Loan was paid off and is no longer outstanding.

(11)	This loan was extended through October 26, 2018 with an increased rate of 10.49%. On September 18, 2018, the Stradella Court Fletcher Senior Loan was paid off and is no longer outstanding.

(12)	On December 11, 2017, the Square One Homes Ave 56 Senior Loan was paid off and is no longer outstanding.

(13)	On October 5 2018, the New Pointe Carlsbad Senior Loan was paid off and is no longer outstanding.

(14)	On October 26, 2017, the DB Builders Mar View 13 Senior Loan was paid off and is no longer outstanding.

(15)	On March 16, 2018, the Haven Frogtown Senior Loan was paid off and is no longer outstanding.

(16)	On May 29, 2018, the DB Builders Sixth Avenue Senior Loan was paid off and is no longer outstanding.

(17)	On April 9, 2018, the Peterberg Colfax Villas Senior Loan was paid off and is no longer outstanding.

(18)	On September 14, 2018, the Envision Delridge Five Senior Loan was paid off and is no longer outstanding.

Real Property and Controlled Subsidiaries	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
RSE Revolve Controlled Subsidiary (6)	Seattle, WA	Multifamily	01/04/2017	10.0%	11/30/2019	$1,300,000	77.4%	—	Initial	N/A
Raven Ridge Agoura Controlled Subsidiary(8)	Agoura Hills, CA	Multifamily	10/10/2017	21.5%	09/30/2017	$1,850,000	73.0%	—	Initial	Update
RSE Evergreen Controlled Subsidiary	Oregon City, OR	Multifamily	02/13/2018	15.5%	09/01/2020	$2,000,000	—	78.5%	Initial	N/A
RSE Evergreen Controlled Subsidiary (7)	Richland, WA	Multifamily	02/16/2018	13.0%	03/01/2028	$1,745,000	93.0%	—	Initial	Update
RSE- The George Controlled Subsidiary	Anaheim, CA	Multifamily	12/21/2018	9.9%	01/01/2030	$11,500,000	—	70.0%	Initial	N/A

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On September 14, 2017, the RSE Revolve Controlled Subsidiary investment was redeemed in full.

(7)	On November 16, 2018, the RSE Evergreen Controlled Subsidiary investment was redeemed in full.
(8)

In September 2019, we discovered that in the course of the sale of one of the Raven Ridge Agoura property, the developer failed to repay our investment, triggering a default under the applicable governing agreement.  We immediately took the steps necessary to pursue all rights and remedies available to us, including bringing legal action against the developer and guarantors, in order to protect our interests as an investor and recover the misappropriated funds.

Real Property Controlled Subsidiaries	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE Cooper Street Controlled Subsidiary	Albuquerque, NM	Multifamily	02/15/2018	$8,707,334	Initial	Update

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

Asset Name	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost	Projected Exit Price	Projected Hold Period	Overview (Form 1-U)
RSE C57 Controlled Subsidiary	Los Angeles, CA	Multifamily	13,000	6/11/2019	$4,382,000	$150,000	$6,502,000 – $6,770,000	5-10 years	Initial
RSE W37 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	4,625	6/20/2019	$1,510,000	$570,000	---	10 years	Initial

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2019, we had deployed approximately $62.6 million for fifteen investments and had approximately $6.5 million in cash and cash equivalents. In addition to our investments of approximately $62.6 million, we had future funding commitments up to an additional $17.3 million related to our investments. As of June 30, 2019, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We receive distributions from our equity method investees that represent cash flow from operations from the investment. During the six months ended June 30, 2019 and 2018, we received cash distributions of approximately $523,000 and $302,000, respectively.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

As of June 30, 2019 and December 31, 2018, we had no outstanding debt.

Having completed our initial Offering, we face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to fully raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in select West Coast real estate properties, real estate loans, joint venture equity investments, and other real estate-related assets is compelling from a risk-return perspective, particularly with regard to multifamily rental units.

For purposes of this filing, we define the West Coast to primarily include the states of California, Oregon and Washington, with special focus on the metropolitan statistical areas (“MSAs”) of Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR. We favor a strategy weighted toward targeting (i) senior and mezzanine debt and preferred equity investments with a margin of safety, and (ii) equity investments with significant potential value creation but below the radar of institutional-sized investors. This is due to the stable economy of the West Coast, which is filled with pockets of high growth, coupled with extreme housing supply constraints.

We favor an investment strategy for our managed products weighted toward maintaining a margin of safety for each investment, such as targeting senior loans in urban locations, senior preferred or mezzanine investments in new construction apartments, and equity investments in stabilized or value-add multifamily assets. We seek to invest below-the-radar of institutional-sized investors. We believe that our investment strategy, combined with our technology infrastructure and the expertise of our Manager’s management team, will provide opportunities to originate investments with attractive returns, thereby taking advantage of the changing market conditions in order to seek the best risk-return dynamic for our shareholders.

Off-Balance Sheet Arrangements

As of June 30, 2019 and December 31, 2018, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 10, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

Asset Name	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost	Projected Hold Period	Overview (Form 1-U)
RSE W362 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	5,400	7/22/2019	$3,105,000	$960,000	7 years	Initial

Other

Event	Date	Description
Declaration of August 2019 Distributions	7/30/19	On July 30, 2019, our Manager declared a daily distribution of $0.0020547945 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2019 and ending on August 31, 2019.

Declaration of September 2019 Distributions	8/29/19	On August 29, 2019, our Manager declared a daily distribution of $0.0021232877 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2019 and ending on October 1, 2019.

Declaration of NAV	7/1/19	As of July 1, 2019, our NAV per common share is $10.00. This NAV per common share shall be effective until updated by us on or about September 30, 2019 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Status of our Offering	9/18/19	As of September 18, 2019, we had raised total gross offering proceeds of approximately $84.0 million from settled subscriptions (including the $100,000 received in private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 8,404,000 of our common shares.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise West coast opportunistic reit, LLC

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	June 30, 2019 (unaudited)	December 31, 2018 (*)
ASSETS
Cash and cash equivalents	$6,450	$6,511
Interest receivable	231	156
Other assets	380	4
Accrued interest, PIK	2,968	1,859
Real estate debt investments	47,972	39,074
Investments in equity method investees	6,481	6,982
Residential rental properties, net	5,056	-
Real estate held for improvement	1,063	-
Total Assets	$70,601	$54,586

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$84	$71
Due to related party	219	487
Settling subscriptions	102	194
Distributions payable	1,693	1,304
Redemptions payable	406	283
Below-market lease, net	195	-
Other liabilities	16	-
Total Liabilities	2,715	2,339

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized: 7,621,353 and 5,802,031 shares issued, and 7,108,673 and 5,492,389 outstanding as of June 30, 2019 and December 31, 2018, respectively	75,566	57,578
Redemptions – common shares	(4,963)	(2,994)
Retained Earnings (Accumulated deficit)	(2,717)	(2,337)
Total Members’ Equity	67,886	52,247
Total Liabilities and Members’ Equity	$70,601	$54,586

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2019 (unaudited)	June 30, 2018 (unaudited)
Income (loss)
Interest income	$2,312	$1,342
Rental income	15	-
Equity in earnings (losses)	22	329
Other income	125	50
Total income (loss)	2,474	1,721

Expenses
Depreciation and amortization	1	-
Asset management and other fees – related party	252	142
Property operating and maintenance	17	-
General and administrative expenses	126	107
Total expenses	396	249

Net income (loss)	$2,078	$1,472

Net income (loss) per basic and diluted common share	$0.33	$0.38
Weighted average number of common shares outstanding, basic and diluted	6,340,925	3,888,082

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

For the Six Months Ended June 30, 2019 and 2018 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2018	5,492,389	$54,584	$(2,337)	$52,247
Proceeds from issuance of common shares	1,819,322	18,193	-	18,193
Offering costs	-	(205)	-	(205)
Distributions declared on common shares	-	-	(2,458)	(2,458)
Redemptions of common shares	(203,038)	(1,969)	-	(1,969)
Net income (loss)	-	-	2,078	2,078
June 30, 2019	7,108,673	$70,603	$(2,717)	$67,886

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2017	2,882,052	$28,811	$(715)	$28,096
Proceeds from issuance of common shares	1,798,466	17,985	-	17,985
Offering costs	-	(35)	-	(35)
Distributions declared on common shares	-	-	(1,482)	(1,482)
Redemptions of common shares	(84,400)	(813)	-	(813)
Net income (loss)	-	-	1,472	1,472
June 30, 2018	4,596,118	$45,948	$(725)	$45,223

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2019 (unaudited)	For the Six Months Ended June 30, 2018 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$2,078	$1,472
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in (earnings) losses	(22)	(329)
Depreciation and amortization	1	-
Amortization of below-market leases	(2)	-
Net (increase) decrease in interest receivable	(75)	(32)
Net (increase) decrease in other assets	(25)	(12)
Net (increase) decrease in accrued interest, PIK	(1,109)	(535)
Net increase (decrease) in accounts payable and accrued expenses	13	11
Net increase (decrease) in due to related party	35	38
Net cash provided by (used in) operating activities	894	613
INVESTING ACTIVITIES:
Investment in real estate debt investments	(8,898)	(23,823)
Repayment of real estate debt investments	-	8,872
Investment in equity method investees	-	(8,705)
Distributions received from equity method investees	523	302
Acquisitions of residential rental properties	(4,847)	-
Acquisitions of real estate held for improvement	(1,061)	-
Release (issuance) of real estate deposits	(350)	-
Net cash provided by (used in) investing activities	(14,633)	(23,354)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	17,856	17,375
Cash paid for shares redeemed	(1,846)	(691)
Distributions paid	(1,926)	(897)
Proceeds from settling subscriptions	102	249
Offering costs	(7)	(35)
Reimbursements (to) from related party	(501)	-
Net cash provided by (used in) financing activities	13,678	16,001

Net increase (decrease) in cash and cash equivalents	(61)	(6,740)
Cash and cash equivalents, beginning of period	6,511	10,442
Cash and cash equivalents, end of period	$6,450	$3,702

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Distributions payable	$1,693	$1,064
Redemptions payable	$406	$215
Distributions reinvested in Fundrise West Coast Opportunistic REIT, LLC through programs offered by Fundrise Advisors, LLC	$143	$198
Offering costs accrued	$72	$-

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements

1.	Formation and Organization

Fundrise West Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise West Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans, real estate, and may also invest in real estate-related debt securities and other real estate-related assets.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the taxable year ended December 31, 2016. We hold substantially all of our assets directly, and as of June 30, 2019 have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The offering of our common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified approximately $23.1 million of shares on April 25, 2019, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of June 30, 2019 and December 31, 2018, after redemptions, the Company has net common shares outstanding of approximately 7,109,000 and 5,492,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2019 and December 31, 2018 the Sponsor owned 600 common shares. In addition, as of June 30, 2019 and December 31, 2018, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2019 and December 31, 2018, the Company’s total amount of equity outstanding on a gross basis was approximately $71.3 million and $55.0 million, respectively, and the total amount of settling subscriptions was approximately $102,000 and $194,000, respectively. Both of these amounts were based on a $10.00 per share price.

The Company’s Manager, Fundrise Advisors, LLC, has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds invested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Investment Plans”). Shares purchased through such Investment Plans are done so at the effective price at the time of distribution issuance. For the six months ended June 30, 2019 and the year ended December 31, 2018, approximately $143,000 million and $347,000, respectively, of distributions declared by the Company have been invested directly into the Company through such Investment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2018 balance sheet and certain related disclosures are derived from the Company’s December 31, 2018 audited financial statements. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Certain amounts in the prior year’s financial statements have been reclassified to conform to current year presentation. Accrued interest amounts on the balance sheets and statements of cash flows have been reclassified from “Interest receivable” to “Accrued interest, PIK.”

 Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represents costs incurred by the Company in the qualification of the Offering(s) and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. Prior to October 1, 2017, the Company recognized these costs as a deferred cost asset and recognized a corresponding liability due to the Manager. The deferred cost assets were ratably amortized into equity. Effective, October 1, 2017, the Manager decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. Upon the Company’s NAV exceeding the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of June 30, 2019 and December 31, 2018, the Manager had incurred cumulative organizational and offering costs of approximately $962,000 and $962,000, respectively, on behalf of the Company. The Hurdle Rate was met prior to June 30, 2019, so approximately $572,000 and $375,000 of offering costs were reimbursed or were reimbursable to the Manager as of June 30, 2019 and December 31, 2018, respectively. During the six months ended June 30, 2019 and 2018, the Company reimbursed the Manager approximately $501,000 and $0, respectively, in offering costs. As such, approximately $71,000 and $375,000 remained payable to the Manager as of June 30, 2019 and December 31, 2018, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (“ACH”) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment quarterly or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2019 and 2018.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Accrued interest, PIK, represents accruable interest payable by related real estate debt investments upon maturity.

Residential Rental Properties and Real Estate Held for Improvement

Our investments in residential rental properties and real estate held for improvement may include the acquisition of homes, office space, retail space, and condominiums i) held as rental properties or ii) held for redevelopment or are in the process of being renovated, respectively.

Upon acquisition, we evaluate each investment for purposes of determining whether a property can be immediately rented (Residential Rental Property) or will need improvements or redevelopment (Real Estate Held for Improvement). Since inception, our investment transactions have been asset acquisitions recorded at their purchase price (plus transaction costs), and the purchase price is allocated between land, building, and improvements based upon their relative fair values at the date of acquisition.

Upon the acquisition of operating residential rental properties, we assess the fair value of acquired tangible and intangible assets, (including land, buildings, tenant improvements, “above-” and “below-market” leases, leasing and acquired in-place leases, other identified intangible assets and assumed liabilities) and allocate the purchase price to the acquired assets and assumed liabilities, including land and buildings as if vacant.

The value allocated to in-place leases is amortized over the related lease term. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets haven been reflected within other assets in our consolidated balance sheets.

The amortization of in-place leases is recorded as an adjustment to depreciation and amortization expense on the Company’s consolidated statement of operations. The amortization of above or below-market leases is recorded as an adjustment rental to revenue on the Company’s consolidated statement of operations.

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a residential property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold (five hundred dollars) that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range from 5 years to 27.5 years.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the NAV of all of our outstanding shares as of the first day of such calendar month, and generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we do not generally intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT.

Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2019 and 2018. No gross deferred tax assets or liabilities have been recorded as of June 30, 2019 or December 31, 2018.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

Rental income is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded within property operating and maintenance expenses in the consolidated financial statements.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company has elected to adopt this standard under the modified retrospective approach, effective January 1, 2019. The adoption of this standard did not have a material impact on our consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance is effective for Semiannual Reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. The adoption of this standard did not have a significant impact on the presentation of these consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“ASU 2016-02”). The core principle of the standard is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in its statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact this new standard will have on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for Semiannual Reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update 2016-15 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The adoption of this standard did not have a significant impact on the presentation of these consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The adoption of this standard did not have a material impact on the presentation of these consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The adoption of this standard did not have a significant impact on the presentation of these consolidated financial statements.

Extended Transition

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2018
Beginning balance	$6,982	$-
New investments in equity method investees	-	8,706
Distributions received	(523)	(824)
Equity in earnings (losses) of equity method investees	22	(900)
Ending balance	$6,481	$6,982

As of June 30, 2019, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2018, a 73% non-controlling member interest in RSE-CSC, LLC, whose activities are carried out through the following wholly-owned assets: The Courtyards Apartments, a garden-style apartment complex in Albuquerque, NM, built in 1971; and The Arbors Apartments, a garden-style apartment complex in Albuquerque, NM, built in 1973.

As of and for the six months ended June 30, 2019, the condensed financial position and results of operations of the Company’s equity basis investments are summarized below (amounts in thousands):

RSE-CSC, LLC
Condensed balance sheet information:	As of June 30, 2019
Real estate assets, net	$30,622
Other assets	1,535
Total assets	$32,157

Mortgage notes payable	$22,581
Other liabilities	530
Equity	9,046
Total liabilities and equity	$32,157
Company’s equity investment	$6,481

RSE-CSC, LLC
Condensed income statement information:	For the Six Months Ended June 30, 2019
Total revenue	$2,120
Total expenses	2,091
Net income (loss)	$29
Company’s equity in earnings (losses) of investee	$22

As of December 31, 2018 and for the six month period ending June 30, 2018, the condensed financial position and results of operations of the Company’s equity basis investments are summarized below (amounts in thousands):

RSE-CSC, LLC
Condensed balance sheet information:	As of December 31, 2018
Real estate assets, net	$30,400
Other assets	1,797
Total assets	$32,197

Mortgage notes payable	$21,909
Other liabilities	517
Equity	9,771
Total liabilities and equity	$32,197
Company’s equity investment	$6,982

RSE-CSC, LLC
Condensed income statement information:	For the Six Months Ended June 30, 2018
Total revenue	$1,573
Total expenses	1,123
Net income (loss)	$450
Company’s equity in earnings (losses) of investee	$329

4.	Real Estate Debt Investments

As of June 30, 2019 and December 31, 2018, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these consolidated financial statements. The following table describes our real estate investment activity (dollar amounts in thousands):

Real Estate Debt Investments:	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2018
Beginning balance	$39,074	$18,094
Investments (1)	8,898	39,484
Principal repayments (2)	-	(18,504)
Ending balance	$47,972	$39,074

(1)	Investments as of June 30, 2019 include two senior debt instruments added during the six months ended June 30, 2019. Investments as of December 31, 2018 include six senior debt instruments and three preferred equity investments added during the year ended December 31, 2018.

(2)	The principal repayment includes full repayment from eight senior debt instruments and one preferred equity investment during the year ended December 31, 2018. There were no repayments during the six months ended June 30, 2019.

As of June 30, 2019 and December 31, 2018, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

The following table presents the Company’s investments in real estate debt investments, as of June 30, 2019 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior Debt	9	$34,622	$15,318	$34,622
Preferred Equity	3	13,350	2,000	13,350
Balance as of June 30, 2019	12	$47,972	$17,318	$47,972

(1)	For investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2018 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior Debt	7	$25,724	$17,717	$25,724
Preferred Equity	3	13,350	2,000	13,350
Balance as of December 31, 2018	10	$39,074	$19,717	$39,074

(1)	For investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents certain information about the Company’s investments in real estate debt investments, as of June 30, 2019, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	9	$31,622	$3,000	$-	$-
Preferred Equity	3	1,850	-	-	11,500
Balance as of June 30, 2019	12	$33,472	$3,000	$-	$11,500

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2018, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	7	$10,954	$14,770	$-	$-
Preferred Equity	3	1,850	-	-	11,500
Balance as of December 31, 2018	10	$12,804	$14,770	$-	$11,500

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2019 and December 31, 2018, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Residential Rental Properties and Real Estate Held for Improvement

The following table presents the Company’s investments in residential rental properties as of June 30, 2019 and December 31, 2018 (amounts in thousands):

	As of June 30, 2019	As of December 31, 2018
Land- acquisition allocation	$4,568	$-
Building - acquisition allocation	489	-
Post-acquisition capitalized improvements	-	-
Total gross investment in residential rental properties	$5,057	$-
Less: accumulated depreciation	(1)	-
Total residential rental properties, net	$5,056	$-

As of June 30, 2019, the carrying amount of the residential rental properties above included cumulative capitalized transaction costs of approximately $137,000, which includes cumulative acquisition fees paid to the Sponsor of approximately $47,000.

For the six months ended June 30, 2019, the Company recognized approximately $1,000 of depreciation expense on residential rental properties. There were no investments in residential rental properties as of December 31, 2018.

The following table presents the Company’s investments in real estate held for improvement as of June 30, 2019 and December 31, 2018 (amounts in thousands):

	As of June 30, 2019	As of December 31, 2018
Land - acquisition allocation	$653	$-
Building - acquisition allocation	410	-
Post-acquisition capitalized improvements	-	-
Total real estate held for improvement	$1,063	$-

As of June 30, 2019, the carrying amount of the real estate held for improvement above included capitalized transaction costs of approximately $11,000, which includes acquisition fees paid to the Sponsor of approximately $10,000.

6.	Above-and Below-Market Leases

The Company recognizes acquired in-place “above-” and “below-market” leases as rental revenue over the original term of the respective leases. The impact of the acquired below-market leases increased revenue by approximately $2,000 for the six months ended June 30, 2019. There were no above- or below-market leases acquired during the year ended December 31, 2018. The following table summarizes the scheduled amortization of the Company’s acquired below-market lease intangibles for each of the five succeeding years (amounts in thousands):

Acquired Below-Market Lease Intangibles
Remainder of 2019	$9
2020	20
2021	20
2022	20
2023	20
Thereafter	106
Total acquired below-market lease intangibles	$195

7.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of June 30, 2019	As of December 31, 2018
Accounts receivable	$21	$1
Deposits outstanding	350	-
Prepaid insurance	8	-
Other prepaid expenses	1	3
Total other assets	$380	$4

8.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the six months ended June 30, 2019 and the year ended December 31, 2018 (all tabular amounts are in thousands except per share data):

	Members						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2019	Payment Date	Total Declared
February 1, 2019 through February 28, 2019	0.0021917808	$362		1/30/19	$362	4/10/19	$-
March 1, 2019 through March 31, 2019	0.0020547945	394		2/28/19	394	4/10/19	1
April 1, 2019 through April 30, 2019	0.0019178082	369		3/28/19	-	7/11/19	-
May 1, 2019 through May 31, 2019	0.0020547945	433		4/30/19	-	7/11/19	1
June 1, 2019 through June 30, 2019	0.0020547945	438		5/30/19	-	7/11/19	1
July 1, 2019 through July 31, 2019	0.0020547945	453	(2)	6/28/19	-	10/21/19	1
Total		$2,449			$756		$4

	Members						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2018	Payment Date	Total Declared
February 1, 2018 through February 28, 2018	0.0016438356	$157		1/26/18	$157	4/11/18	$-
March 1, 2018 through March 31, 2018	0.0021917808	253		2/27/18	253	4/11/18	-
April 1, 2018 through April 30, 2018	0.0019178082	237		3/28/18	237	7/9/18	-
May 1, 2018 through May 31, 2018	0.0019178082	263		4/30/18	263	7/9/18	-
June 1, 2018 through June 30, 2018	0.0019863014	271		5/29/18	271	7/9/18	1
July 1, 2018 through July 31, 2018	0.0020547945	299		6/28/18	299	10/8/18	1
August 1, 2018 through August 31, 2018	0.0021917808	331		7/27/18	331	10/8/18	1
September 1, 2018 through September 30, 2018	0.0021917808	329		8/24/18	329	10/8/18	1
October 1, 2018 through October 31, 2018	0.0020547945	327		9/26/18	-	1/7/19	1
November 1, 2018 through November 30, 2018	0.0019178082	304		10/29/18	-	1/7/19	1
December 1, 2018 through December 31, 2018	0.0019178082	323		11/29/18	-	1/7/19	1
January 1, 2019 through January 31, 2019	0.0020547945	350	(3)	12/27/18	-	4/10/19	-
Total		$3,444			$2,140		$7

(1)	Total distributions declared to related parties are included in total distributions declared to all members.
(2)	The liability for the July 2019 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2019 financial statements, and is scheduled to be paid within three weeks after the end of September 30, 2019.

(3)	The liability for the January 2019 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2018 financial statements. This amount was subsequently determined to be approximately $359,000.

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2019 and December 31, 2018, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, and real estate debt investments. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2019 and December 31, 2018, management estimated the fair value of our real estate debt investments including PIK interest to be approximately $50.9 million and $40.9 million, respectively.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Cost for amount of organizational and offering costs incurred and payable for the six months ended June 30, 2019 and 2018.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2019 and 2018, the Manager incurred approximately $33,000 and $10,000 of costs on our behalf, respectively. No such costs were due and payable as of June 30, 2019 and December 31, 2018, respectively.

A management fee is owed quarterly to the manager. The Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. Beginning on May 1, 2017, the Company paid the Manager a quarterly asset management fee of one-fourth of 0.85% of our NAV. From inception through December 31, 2017, this fee was based on our net offering proceeds as of the end of each quarter. Beginning January 1, 2018, this fee has been based on our NAV at the end of each prior quarter.

During the six months ended June 30, 2019 and 2018, we incurred asset management fees of approximately $252,000 and $142,000, respectively. As of June 30, 2019 and December 31, 2018, approximately $134,000 and $108,000, respectively of asset management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. Beginning on May 1, 2017, the Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2019 and December 31, 2018, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2019 and December 31, 2018, no equity investments had been disposed of, and accordingly no disposition fees were incurred.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2019 and the year ended December 31, 2018, the Company purchased two and six investments, respectively, that were warehoused or owned by Fundrise Lending, LLC.

For situations where our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction,” the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2019 and 2018, fees of approximately $7,000 and $8,000, respectively, were incurred to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares, as of June 30, 2019 and December 31, 2018. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. As of June 30, 2019 and December 31, 2018, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

 Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of June 30, 2019 and December 31, 2018.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates. The total drawn between the ten noteholders was not to exceed an aggregate amount of $10.0 million. The loan bore a 3.00% interest rate and expired on January 31, 2019. During the six months ended June 30, 2019 and December 31, 2018, the Company did not draw against the promissory grid note and no interest was incurred. The promissory grid note was not extended, and therefore, may not currently be used to fund future transactions.

For the six months ended June 30, 2019 and 2018, the Sponsor incurred approximately $7,000 and $1,000 of costs on our behalf, respectively. Approximately $2,000 and $4,000 of such costs were due and payable as of June 30, 2019 and December 31, 2018, respectively.

Other Related Parties

For the six months ended June 30, 2019 and 2018, other related parties incurred approximately $12,000 and $0, respectively, of reimbursable operating costs on our behalf. Approximately $12,000 and $0 of such costs were due and payable as of June 30, 2019 and December 31, 2018, respectively.

11.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

12.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2019 and December 31, 2018, approximately $390,000 and $587,000 of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation against us likely to occur that we currently assess as being significant to us.

13.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 20, 2019, for potential recognition or disclosure.

New Investments

As of September 20, 2019, the Company has made additional investments and borrowers have drawn additional funds in the amount of approximately $735,000.

Principal Repayments

As of September 20, 2019, the Company received partial repayment for one real estate investment in the amount of approximately $1.1 million plus outstanding interest.

Investment Placed in Default

In September 2019, we discovered that in the course of the sale of one of our real estate debt investment’s underlying property, the developer failed to repay our real estate debt investment, triggering a default under the applicable governing agreement.  We immediately took the steps necessary to pursue all rights and remedies available to us, including bringing legal action against the developer and guarantors, in order to protect our interests as an investor and recover the funds.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount, generally not to exceed 3% of its assets under management (“AUM”). National Lending may generally provide short-term bridge financing through promissory notes to its contributors, allowing them to draw upon available cash in order to maintain greater liquidity and better finance their individual real estate investment strategies. The promissory notes will bear a market rate of interest and will be repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowers are reviewed by the Independent Representative. As of September 20, 2019, we have contributed $2,150,000 to National Lending and have not entered into any promissory notes with National Lending.

INDEX OF EXHIBITS

Exhibit No.	Description
2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2	Certificate of Amendment (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s DOS/A filed on May 24, 2016)
4.1	Form of Subscription Package (included in the Offering Circular, dated April 30, 2019 as Appendix A and incorporated herein by reference)
6.1	Form of License Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2	Form of Fee Waiver Support Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s DOS/A filed on May 24, 2016)
6.3	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.4	Form of Servicing Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on September 20, 2019.

Fundrise West Coast Opportunistic REIT, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	Friday, September 20, 2019
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	Friday, September 20, 2019
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)